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                                                                     Exhibit 8.1

                       [LETTERHEAD OF PROSKAUER ROSE LLP]

December 18, 2001


Price Communications Wireless, Inc.
Price Communications Corporation
45 Rockefeller Plaza
Suite 3200
New York, New York 10020

Ladies and Gentlemen:

         You have requested our opinions regarding certain federal income tax consequences of (i) the contribution (the "PCW Contribution") by Price Communications Wireless, Inc. ("PCW"), to Verizon Wireless of the East LP ("New LP") of substantially all of PCW's assets in exchange for the assumption by New LP of PCW's liabilities and the receipt by PCW of a limited partner interest in New LP (the "PCW Interest") and (ii) the acquisition (the "Acquisition") of the PCW Interest by Verizon Wireless, Inc. ("VWI") or by Verizon Communications Inc. ("VCI") or a subsidiary of VCI from PCW (or, if PCW has been liquidated or merged, from Price Communications Corporation ("PCC")) in exchange for voting common stock of VWI or VCI, respectively. You have asked that, in rendering our opinion with regard to the Acquisition, we make the assumptions set forth in section III.F below.

I.       Facts

         The PCW Contribution will be accomplished pursuant to the Transaction Agreement ("Transaction Agreement") dated as of December 18, 2001 among PCC, Price Communications Cellular Inc., Price Communications Cellular Holdings, Inc. (the indirect and direct owners, respectively, of all of the outstanding stock of PCW, and, together with PCW, the "Price Corporations"), PCW, Cellco Partnership/1/ ("Cellco", which will own, through a wholly-owned limited liability company and another entity controlled and substantially owned by Cellco ("Cellco Subsidiaries"), all of the interests in New LP other than the PCW Interest), and New LP. The amount of PCW liabilities assumed by New LP will exceed by about $310 million the

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/1/  The current partners of Cellco are VCI or its controlled affiliates
     (collectively, "Verizon"), which has a 55% interest, and Vodafone Group Plc or its controlled affiliates (collectively, "Vodafone"), which has a 45% interest. Following a VWI initial public offering, VWI will also be a partner of Cellco, and Verizon and Vodafone are expected to own stock of VWI.

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Price Communications Corporation
December 18, 2001
Page 2



amount of PCW's tax basis in the assets PCW contributes to New LP (the excess of the liabilities of a partner assumed by New LP over the tax basis of the assets, and the face amount of any promissory notes, contributed by that partner to New LP, the partner's "Liability Excess"). At the time of the PCW Contribution, New LP will obtain, from an unrelated third party, debt financing that is nonrecourse to the partners of New LP in the amount of $350 million (the "New LP Financing")./2/ Immediately following the PCW contribution New LP will repay the approximately $700 million aggregate liability assumed by New LP on the PCW Senior Secured Notes and Senior Subordinated Notes (collectively, the "Notes") with the proceeds of the New LP Financing and cash contributed to New LP by PCW and by the Cellco Subsidiaries./3/ The Limited Partnership Agreement of New LP to be entered into among the Cellco Subsidiaries and PCW ("Partnership Agreement") will provide that, except to the extent that section 752 of the Internal Revenue Code ("Code") or section 1.752-3 of the Treasury Regulations ("Regulations") are amended following the date of execution of the Transaction Agreement to not so permit, there shall be allocated to PCW for federal income tax purposes under Regulations section 1.752-3(a)(2) an amount of the liability of New LP for the New LP Financing equal to the amount of the PCW Liability Excess./4/

         The Partnership Agreement provides that there shall be allocated to PCW until the fourth anniversary of the PCW Contribution amounts of net income of New LP (in the computation of which there shall not be taken into account certain items of deduction specially allocated to the Cellco Subsidiaries) that shall provide PCW with a return at an annual rate equal to approximately 3.7% on the amount from time to time of PCW's capital account in New LP. New LP losses shall be allocated to PCW after the capital account balances of the Cellco Subsidiaries have been reduced to zero.

         After the second anniversary of the PCW Contribution, PCW will be entitled to a distribution from New LP with respect to each calendar quarter in an amount equal to 50% of the amount of net income allocated to PCW for that calendar quarter.

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/2/  The Partnership Agreement contains a covenant that the New LP Financing shall not be repaid until the earlier of the day immediately following the closing date of the Acquisition and the five year anniversary of the PCW Contribution.

/3/  The requirement of making this repayment arises out of the PCW
     Contribution.

/4/ This allocation under Regulations section 1.752-3(a)(2) will result from the allocation of that liability under Regulations section 1.752-3(b)(1) to the group of assets contributed to New LP by a partner, where in connection with that partner's contribution, New LP (i) assumes an amount of liabilities of the partner that exceeds the amount of the New LP Financing liability, and (ii) repays all or a portion of such liabilities with the proceeds of the New LP Financing.

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Price Communications Corporation
December 18, 2001
Page 3

         PCW and any other Price Corporation may transfer the PCW Interest to another Price Corporation in connection with a merger or liquidation into that other Price Corporation.

         Under Code section 704(c), built-in gain on the PCW assets as of the time of the PCW Contribution would be recognized by the Price Corporations if there were a disposition by New LP of the PCW assets prior to the Acquisition. The only restriction on such disposition is the provision of the Partnership Agreement requiring PCW's approval for a disposition during the two-year period following the PCW Contribution of any of the cellular licenses contributed by PCW to New LP.

         The Acquisition will be accomplished pursuant to the Exchange Agreement ("Exchange Agreement") dated as of December 18, 2001 among the Price Corporations, VCI, VWI, Cellco and New LP. If prior to the fourth anniversary of the PCW Contribution there has been an initial public offering of VWI voting common stock/5/ with gross proceeds of at least $4 billion, which on investment in Cellco provides VWI with a 4% interest in Cellco, PCW or PCC may elect to have the acquisition made by VWI./6/ If by that fourth anniversary there has not been a VWI initial public offering, the acquisition shall be made by VCI or a VCI subsidiary at that time. If there has been a VWI initial public offering but PCW and PCC have not elected to have the Acquisition made by VWI, the Acquisition shall be made by VCI or a VCI subsidiary on the tenth anniversary of the PCW Contribution.

         The voting common stock that PCW or PCC receives upon the Acquisition shall, if VWI stock, be of the same class as VWI has issued to the public,/7/ and if VCI stock be of the single class of VCI stock now outstanding (or whatever stock or other property that stock is converted into upon a transaction involving, or a restructuring of, VCI).

         The amount of VWI or VCI stock that PCW or PCC will receive in exchange for the PCW Interest upon the Acquisition will be based on the capital account in New LP related to the PCW Interest, adjusted, at PCW or PCC's election, by allocating in the same manner as New LP

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/5/  The Exchange Agreement provides that this stock must be entitled to vote in the election of directors.

/6/ This election may not be made until the first anniversary of the PCW Contribution.

/7/ The amended draft Registration Statement on Form S-1 filed by VWI with the Securities and Exchange Commission on November 8, 2001 ("Registration Statement") provides that the stock to be issued to the public will have one vote per share in the election of directors and in all other matters voted upon by shareholders and that the VWI stock to be held by Verizon and Vodafone will have disproportionately greater voting rights. The Registration Statement also provides that the VWI interest in Cellco will entitle VWI to be the managing partner of Cellco and to control Cellco's management and operations through VWI's officers (who, other than one officer designated by Vodafone, will be employees of VWI), subject only to Verizon and Vodafone veto rights over significant decisions.

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Price Communications Corporation
December 18, 2001
Page 4

net income is allocated under the Partnership Agreement any aggregate net unrecognized gain or loss in New LP's assets.

         The Exchange Agreement contains a covenant that, provided that the Acquisition occurs within 4 1/2 years of the PCW contribution, prior to the closing of the Acquisition the acquiror shall not enter into a legally binding agreement that obligates, or adopt any board resolution approving the terms of a specific transaction that would obligate, and shall not sign a memorandum of understanding or a letter of intent that contains specific terms and conditions for, the disposition of more than 50% of the PCW Interest or more than 66% of the assets of New LP (other than a transfer to Cellco or to persons in the "qualified group" of the acquiror as defined in Regulations section 1.368-1(d)(4)).

II.      Qualifications to Opinions

         Our opinions as stated herein are based upon and subject to (i) the accuracy of the representations, and compliance with the covenants, contained in the Transaction Agreement, the Partnership Agreement and the Exchange Agreement (the "Agreements"); (ii) the PCW Contribution and the capital contributions by the Cellco Subsidiaries and the Acquisition being effected in accordance with the provisions of the Agreements; (iii) the accuracy of the representations made by the Price Corporations to us, in their certificates (the "Certificates") dated the date of this opinion and the date of the closing of the PCW Contribution (the "Closing"); (iv) no action being taken, or transaction occurring, after the Closing that calls into question the accuracy of any of the representations in the Certificates; (v) if the Acquisition is by VWI, an initial public offering of VWI voting common stock in the aggregate amount of at least $4 billion and the receipt by VWI, in exchange for its contribution to Cellco of the proceeds of the offering, of a partnership interest in Cellco representing at least a 4% interest in the capital and profits of Cellco; (vi) the sole consideration received by PCW or PCC in the acquisition in exchange for the PCW Interest being voting common stock of VWI or VCI; and (vii) the Acquisition occurring within 4 1/2 years of the PCW Contribution.

         In rendering our opinions, we have considered the applicable provisions of the Code and the Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service ("Service") and such other authorities as we have considered relevant. Any subsequent change therein may adversely affect the conclusions reached in these opinions.

III.     Opinions and Related Legal Issues

         A.  Section 721 Asset Transfer Opinion

         Subject to the qualifications set forth in section II above and the issue of federal income tax law discussed in section III.B below, we are of the opinion that the PCW Contribution should

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Price Communications Corporation
December 18, 2001
Page 5

constitute a contribution to a partnership in exchange for an interest in the partnership within the meaning of section 721(a) of the Code. However, as discussed in section III.B, the matter is not free from doubt because there is a dearth of authority as to what constitutes a partnership interest for federal income tax purposes. If the issue of the characterization for federal income tax purposes of the PCW Interest that is discussed below were decided adversely, the PCW Contribution would not qualify under section 721(a) and, as a result, PCW could recognize gain/8/ in an amount equal to the excess of the value of the PCW Interest plus the amount of PCW's liabilities assumed by New LP over PCW's tax basis in the assets contributed by PCW to New LP.

         B.  Section 721 Asset Transfer Issue

         The Service may contend that the PCW Interest is not a partnership interest within the meaning of section 721(a) because the interest is preferred, has limited participation in New LP income and losses and changes in the value of New LP's assets, and will be exchanged for VWI or VCI stock. We believe the courts should reject such a contention.

         With the exception of the cases discussed in the next following paragraph, which we believe to have no applicability to the PCW Interest, there appear to be no authorities with respect to the issue of whether a partnership interest that is preferred, limited and exchangeable constitutes a partnership interest for tax purposes. There are, however, a number of cases in which the courts have considered the somewhat analogous question of whether preferred stock constitutes stock for tax purposes. The courts have held that it does. See Nestle Holdings Inc. v. Commissioner, 94 T.C. 803, 814 (1990); Snyder v. Commissioner, 93 T.C. 529, 546-547 (1989); Ragland Investment Co. v. Commissioner, 52 T.C. 867 (1969), aff'd per curiam, 435 F.2d 118 (6th Cir.
1970); Zilkha & Sons, Inc. v. Commissioner, 52 T.C. 607 (1969), acq., 1970-2
C.B. xxi. Although there are distinctions between the terms of those preferred stock interests and the terms of the PCW Interest, we believe that the courts should follow these cases and hold that the PCW Interest is a partnership interest for tax purposes on the basis that (i) PCW's retention of its investment in New LP is subject to the risk of losses incurred by New LP's business, (ii) PCW's obtaining a return on its New LP investment is subject to the risk that no income is recognized by New LP's business and that there is no appreciation in the value of its assets and (iii) PCW's right to exchange its interest in New LP for stock of VWI or VCI does not avoid these risks because the amount of stock PCW receives on the exchange depends on PCW's New LP capital account balance, which, in turn, depends on the income and losses, and appreciation in the value of the assets, of New LP's business.

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/8/  Whether PCW would recognize such gain would depend on how the PCW Interest was characterized for federal income tax purposes.

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Price Communications Corporation
December 18, 2001
Page 6

         In the cases that denied partnership interest treatment for tax purposes--Foster v. Commissioner, 80 T.C. 34, 202-203, 209 (1983), aff'd on this issue, 756 F.2d 1430, 1436 (9th Cir. 1985); ASA Investerings Partnership v. Commissioner, 76 TCM (CCH) 325, 335-336, aff'd, 201 F.3d 505, 513 (D.C. Cir.
2000)--the holder of the interest in question had made no commitment of capital to the risks of a business. We believe that the courts should hold these cases inapposite to the issue of the tax treatment of the PCW Interest, which represents a very substantial commitment to the risks of the New LP business.

         We also believe that the courts should not uphold an attempt by the Service to apply to PCW the partnership anti-abuse rule of Regulations section 1.701-2 (under which a partner may be treated as not being a partner for federal income tax purposes), on the basis that there is a substantial business purpose for the organization of New LP, and the use by PCW and the Cellco Subsidiaries of the partnership form is consistent with the Congressional intent underlying the partnership provisions of the Code; i.e., "to conduct joint business . . . activities through a flexible economic arrangement"/9/. We note, however, that there is a dearth of authority on the issues of the validity and application of the partnership anti-abuse rule.

         C.       Liability Assumption Opinion

         Subject to the qualifications set forth in section II above and the issue of federal income tax law discussed in section III.D below, we are of the opinion that no gain should be recognized by PCW with respect to the assumption of PCW liabilities by New LP. However, as discussed in section III.D, the matter is not free from doubt because there is a dearth of authority as to what is a permissible method for allocating a nonrecourse liability to which multiple properties are subject among those properties. If the issue of the allocation of nonrecourse liability discussed below were decided adversely, PCW would recognize gain in an amount equal to a substantial portion of the approximately $310 million PCW Liability Excess.

         D.       Liability Assumption Issue

         In order for PCW not to recognize gain under Code sections 731(a)(1) and 752(b) with respect to the assumption of PCW's liabilities by New LP, it is necessary that there be allocated to PCW under Code section 752 an amount of the liability relating to the New LP Financing equal to the PCW Liability Excess. See Code section 752(a). The Partnership Agreement provides for that allocation. The Service, however, may challenge the method used by New LP under Regulations section 1.752-3(b)(1) to produce the allocation.

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/9/  Regulations section 1.701-2(a).

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Price Communications Corporation
December 18, 2001
Page 7

         Under Regulations section 1.752-3(a)(2) a partnership nonrecourse liability is allocated to a partner that contributed property to the partnership that is subject to that liability to the extent of the amount of taxable gain that would be allocated to that partner under Code section 704(c) if the partnership disposed of (in a taxable transaction) all partnership property subject to that liability in full satisfaction of the liability and for no other consideration. Regulations section 1.752-3(b)(1) provides that, if multiple partnership properties are subject to a single nonrecourse liability, for purposes of determining the amount of taxable gain referred to in the immediately preceding sentence "the partnership may allocate the liability among the multiple properties under any reasonable method" and the portion of the liability allocated to each item of partnership property is then treated as a separate loan for that purpose. Neither the Regulations nor any other authority provide any guidance as to what is a reasonable method./10/

         We believe the courts should reject a challenge by the Service to the method under Regulations section 1.752-3(b)(1) that will be used by New LP to allocate the liability for the New LP Financing, i.e., to the property to be contributed to the partnership in conjunction with the assumption of the liabilities that will be replaced in part by the New LP Financing./11/ In our view, this method, which enables a partner to defer the recognition of built-in gain with respect to contributed property, should be considered a reasonable method within the meaning of section 1.752-3(b)(1), because it is consistent with the purpose for the section 752 liability allocation rules. The Explanation of Provisions of Temporary Regulations Under Section 752 (T.D. 8237, 1989-1 C.B. 180, 182) explains that "section 752 simulates the tax consequences that the partners would realize if they owned undivided interests in the partnership's assets." If PCW held an undivided interest in its assets, rather than transferring those assets to New LP, it would not recognize for tax purposes any built-in gain with respect to those assets./12/

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/10/ The Regulations go on to state that a method is not reasonable if it allocates to any "item of property" an amount of the liability that, when combined with any other liabilities allocated to the property, is in excess of the fair market value of the property at the time the liability is incurred. We believe that this statement was not intended to require a method that allocates a liability to individual items of property. We also note that the aggregate fair market value of the assets contributed by PCW to New LP is greatly in excess of the amount of the liability for the New LP Financing.

/11/ We note that the Service, without reference to a method of allocation, has permitted this allocation to be made in any amounts determined by the partnership. See, e.g., Private Letter Ruling 200120020 (February 13,
     2001).

/12/ We also believe that the immediate repayment by New LP of the PCW liability on the Notes should not be treated as a payment to PCW, particularly because the requirement of making the repayment will arise out of the PCW Contribution. See Stockton Harbor Industrial Co. v. Commissioner, 216 F.2d 638, 645-650 (9th Cir. 1954), cert. denied, 349 U.S. 904 (1955); Barker v.
     Commissioner, 74 T.C. 555, 568-572 (1980); Commissioner v. North Shore Bus Co., 143 F.2d 114 (2d Cir. 1944) (in contexts other than transfer to partnership, assumption of liability in connection with acquisition of property, and immediate payment by acquiror of liability pursuant to agreement between transferor and acquiror, not treated as payment by acquiror to transferor of cash applied to payment of liability).

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Price Communications Corporation
December 18, 2001
Page 8

         E.       Section 368 Reorganization Opinion

         Subject to the qualifications set forth in section II above and in section III.F below and the two issues of federal income tax law discussed in section III.G below, we are of the opinion that the Acquisition should constitute a reorganization within the meaning of section 368(a) of the Code and that each of PCW or PCC, respectively, and VWI or VCI, respectively, should be a party to the reorganization within the meaning of section 368(a) of the Code. However, as discussed below, the matter is not free from doubt because certain applicable provisions of the Code and the Treasury Regulations are imprecise and there are no other authorities that interpret these provisions. If either of the two issues discussed below were decided adversely, the Acquisition would not constitute a reorganization. In that case, PCW or PCC would recognize taxable gain in an amount equal to the value of the VWI stock or VCI stock received on the Acquisition plus the amount of the PCW Liability Excess. In addition, if the Acquisition is made from PCC, and PCC distributes the VWI or VCI stock and PCC's other assets to its shareholders in liquidation of PCC, the consequence to the PCC shareholders of the Acquisition not qualifying as a reorganization is that each PCC shareholder will recognize gain or loss in an amount equal to the difference between the value of the VWI or VCI stock and other assets received by that shareholder from PCC and that shareholder's tax basis in its PCC stock.

         F. Assumptions and Qualifications With Respect to Section 368 Reorganization Opinion

         The assumptions that you asked us to make in rendering our section 368 reorganization opinion, and the qualifications to the opinion relating to those assumptions, are as follows.

         1. We assume that, if the Acquisition is made by VWI, the VWI stock issued as the Acquisition consideration will have the voting rights described in the Registration Statement (see n. 7, supra). The Exchange Agreement, however, requires only that the VWI stock vote in the election of directors./13/

         2. We assume that, if the Acquisition is made by VWI, the VWI interest in Cellco will be as described in the Registration Statement (see n. 7, supra). If VWI's Cellco interest is not as described, and there is a transfer of the PCW Interest or the assets of New LP to Cellco, the continuity of business enterprise requirement of a Code section 368(a) reorganization ("COBE") that is discussed in the first part of section III.G below may not be satisfied.

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/13/ We are not opining as to whether stock that votes only for directors is voting stock for purposes of the reorganization provisions of the Code, as to which issue we are not aware of any authority. We note, however, that there is authority with respect to provisions of the Code other than the reorganization provisions that qualification as voting stock requires only the right to vote for directors (see, e.g., Rev. Rul. 69-126, 1969-1 C.B.
     218).

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Price Communications Corporation
December 18, 2001
Page 9

         3. We assume that, if the Acquisition is made by VWI, and the PCW interest is transferred to, or New LP is merged with, Cellco, following that transfer or merger VWI will have an interest in Cellco of at least 5%. If VWI does not have such an interest, COBE may not be satisfied.

         4. We assume that, if the Acquisition is made by VCI or a VCI subsidiary, the consideration will be VCI common stock that is the same as the VCI common stock now outstanding. Because Code section 368(a)(1)(C) conditions reorganization treatment of the Acquisition on the consideration being solely voting stock of the acquiror or its controlling parent corporation, the receipt by PCW or PCC of consideration other than the current VCI common stock could preclude such treatment./14/

         5. We assume that, if the Acquisition is made by VCI or a VCI subsidiary, Verizon will have an interest in Cellco (after dilution by the issuance of any Cellco interest to VWI) of in excess of 50% (see n. 1, supra). If Verizon does not have such an interest, COBE may not be satisfied.

         6. We assume that following the Acquisition there will not be a disposition of the PCW Interest or the assets of New LP that is integrated for federal income tax purposes with the Acquisition,/15/ and is determined to prevent the satisfaction of COBE.

         G.       Section 368 Reorganization Issues

         The first federal income tax issue involves COBE. Regulations sections 1.368-1(d)(1) through (3) provide generally that COBE is satisfied if after the acquisition either the historic business of the acquired corporation is continued or a significant portion of the acquired corporation's historic business assets are used in a business. Regulations section 1.368-1(d)(4) then sets forth the following rules for determining whether the COBE is satisfied when in connection with the acquisition the acquired corporation's assets are transferred to a partnership:

---------------
/14/ If, for example, prior to the Acquisition, all of the outstanding VCI stock were acquired in exchange for consideration other than voting stock or acquired by a corporate subsidiary in exchange for voting stock of its parent corporation, the subsequent Acquisition by VCI would not qualify as a reorganization within the meaning of Code section 368(a).

/15/ As set forth in section I above, the only restriction on such a disposition is the provision of the Exchange Agreement relating to a binding agreement, resolution approving the terms of a specific transaction, memorandum of understanding, or letter of intent, in existence at the time of the Acquisition. The law is unclear as to whether integration would be applied with respect to a disposition contemplated at the time of the Acquisition but not the subject of such documentation. See, e.g., McDonald's Restaurants of Illinois v. Commissioner, 688 F.2d 520, 524-525 (7th Cir.
     1982) rev'g McDonalds of Zion v. Commissioner, 76 T.C. 972, 993-998 (1981).

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Price Communications Corporation
December 18, 2001
Page 10

                  (1) The issuing corporation is treated as holding all of the business and assets of its 80% or more owned subsidiaries and the issuing corporation and those subsidiaries are treated as a "qualified group." (section 1.368-1(d)(4))

                  (2) Each partner of a partnership will be treated as owning the business assets of the acquired corporation that were transferred to the partnership and are used in the partnership's business in accordance with that partner's interest in the partnership. (section 1.368-1(d)(4)(iii)(A))

                  (3) The issuing corporation will be treated as conducting a business of the partnership if one or more members of the qualified group have active and substantial management functions as a partner with respect to that partnership business. (section 1.368-1(d)(4)(iii)(B)(2))

                  (4) The fact that the issuing corporation is treated under rule (3) above as conducting the business that was conducted by the acquired corporation before the acquisition and is conducted by the partnership after the acquisition "tends to establish the requisite continuity, but is not alone sufficient" (emphasis added). (section 1.368-1(d)(4)(iii)(C))

         Thus, the determination of whether a partnership interest satisfies COBE is "a facts and circumstances analysis." Explanation of Proposed Regulations, REG-252233-96, 1997-1 C.B. 802, 804.

         The Regulations then illustrate the operation of these rules with the following examples:

         (A) The acquiring corporation transfers the acquired assets to a wholly-owned subsidiary which transfers the assets to a partnership for which the subsidiary performs active and substantial management functions and in which the subsidiary has a 20% partnership interest. COBE is satisfied. (section 1.368-1(d)(5), Example 7)

         (B) The same facts as in example (A), but the subsidiary has only a 1% interest in the partnership. COBE is not satisfied. (section 1.368-1(d)(5), Example 8)

         (C) The same facts as in example (A), however, the subsidiary does not perform active and substantial management functions but has a 33 1/3% interest in the partnership. COBE is satisfied. (section 1.368-1(d)(5), Example 9)

         We believe that, if the Acquisition is made by VWI and if the PCW Interest or the New LP assets are transferred to Cellco, VWI's right to manage Cellco (as provided for in the Registration Statement) should satisfy the active and substantial management functions requirement of the Regulations. There is no authority, however, as to (i) how to determine

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Price Communications Corporation
December 18, 2001
Page 11

whether a partnership interest that meets the management requirement, but is a less than 20% interest, satisfies COBE or (ii) the extent to which the value of that partnership interest is relevant to that determination.

         We believe that, taking account of the general COBE rules discussed above, the test should be whether the partnership interest is significant, considering both its percentage and value. We further believe that the interest in Cellco of VWI of at least 5%, with a value of over $4 billion, should be considered significant, and therefore as satisfying COBE. However, there is no authority on point and therefore there can be no assurance that if the COBE issue were raised by the Service with regard to the Acquisition, the courts would uphold these views.

         We also believe that VCI's interest in Cellco in excess of 50% should satisfy COBE.

         The second issue relates to the requirement that, in a reorganization involving an acquisition of assets, the consideration given for the acquired assets be solely voting stock. See Code section 368(a)(1)(C). Neither the Code, the legislative history of the voting stock requirement/16/ or the Treasury Regulations give any indication as to what voting power this voting stock must have. Also, there is no authority holding that, in a situation in which the acquiror has outstanding classes of stock with voting power disproportionately greater than the voting power of the stock being issued as consideration in the acquisition, the latter stock must have some minimum voting power in order to satisfy the voting stock requirement. Commentators nevertheless raise a question with respect to stock that has disproportionately low voting power. See, e.g., Ginsburg & Levin, Mergers, Acquisitions and Buyouts, June 2001 ed., vol. 1,
(P)703.3 at 7-61 ("There may be some concern, particularly where a corporation has multiple classes of common stock, that when the voting power of a class is manifestly out of tune with its relative value, IRS may attempt to disregard either `excessive' or `nominal' voting rights. In several private rulings [relating to the use of disproportionately high voting power to satisfy a specified voting power requirement], however, the Service has permitted significant differences between the stock's relative value and such stock's voting power.")

         We believe that, if the Service would attempt to treat the VWI common stock received upon the Acquisition as not being voting stock, the courts should not uphold that attempt. The basis for our belief is (1) the absence of any voting power requirement in the Code, the Regulations or any other authority and
(2) the fact that there will be a meaningful distinction between the VWI voting common stock and nonvoting stock. For example, under Rules 14a-3, 14c-2 and 14c-3 under the Securities Exchange Act of 1934, as amended, the holders of the voting stock of a public corporation are entitled to receive with respect to each year's annual shareholder meeting of the corporation a proxy statement or information statement, either of

---------------
/16/ S. Rep. No. 558, 73d Cong., 2d Sess. 17 (1934); H.R. Conf. Rep. 1385, 73d
     Cong., 2d Sess. 21 (1934).

Price Communications Corporation
December 18, 2001
Page 12

which must be accompanied by an annual report. Under sections 211 and 222 of the Delaware General Corporation Law the holders of voting stock are entitled to notice of shareholder meetings and to be present at those meetings. The holders of nonvoting stock do not have these entitlements under federal and state law. Thus, the voting rights of the VWI stock will entitle their holders to participate in the corporate governance of VWI.

         Nevertheless, there can be no assurance that, if the Service challenged the treatment of the VWI common stock as voting stock, the courts would not uphold that challenge.

IV.      Limited Use of Opinions

         These opinions are being furnished only to PCW and PCC in connection with the PCW Contribution and the Acquisition, in accordance with section 14.03(c) of the Transaction Agreement, and the proxy statement to be furnished to the shareholders of PCC, and may not be used or relied upon for any other purpose.

V.       Withdrawal of Opinions

         These opinions may be withdrawn by us at any time prior to consummation of the PCW Contribution if either (i) after the delivery of this opinion, there is promulgated a court decision, a Treasury or IRS administrative pronouncement (including without limitation a treasury decision, proposed regulation, revenue ruling, revenue procedure, notice or announcement) that Proskauer Rose LLP believes (A) is not substantially the same as other authority of equivalent stature outstanding on the date of these opinions and (B) calls into question the conclusions set forth in these opinions (except that, if such an authority relates to the issue discussed in section III.B, the authority may be the basis for withdrawal of this opinion only if the authority involves a transfer of an operating business to a partnership in exchange for an interest that is either exchangeable at any time or at one or more designated times (other than shortly following the issuance of the interest) for property or primarily has a fixed return contingent on the net income (or the net income as adjusted by certain specially allocated items) of the partnership or (ii) the representations in the Certificate of the Price Corporations to us have failed to be true. These opinions also will be automatically withdrawn prior to the Closing if we have not received a fully re-executed Certificate of the Price Corporations dated the date of the Closing.

Very truly yours,

/s/  Proskauer Rose LLP